OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67375

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FT GLOBAL CAPITAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1688 Meridian Ave, Suite 700
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK KO (Jian Ke)	786-220-6129	pko@ftglobalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK KO (Jian Ke)_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FT GLOBAL CAPITAL, INC._____, as of December 31_____, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
CEO

Notary Public

ALVARO BARRANTES
Notary Public-State of Florida
Commission # GG 289605
My Commission Expires
March 05, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FT GLOBAL CAPITAL, INC.

Financial Statements
For the Year Ended December 31, 2021
With
Report of Independent Registered Public Accounting Firm

Public Document

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FT Global Capital, Inc. (the "Company") as of December 31, 2021, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

March 30, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

FT Global Capital, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,372,425
Accounts receivable		424,992
Prepaid expenses and deposits		34,902
Right-of-Use asset		15,185
Due from related parties		6,622
Property and equipment, net of accumulated depreciation of $3,744		-
Total assets	$	1,854,126

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	124,918
Accrued retirement plan contributions		201,636
Present Value of Vested Benefits in Retirement Plan, net		145,446
Lease liability		15,185
Total liabilities		487,185
Stockholder's Equity		1,366,941
Total liabilities and stockholder's equity	$	1,854,126

See accompanying notes
Public Document

FT GLOBAL CAPITAL, INC.
Notes to Financial Statements
December 31, 2021

Note 1 - Summary of Significant Accounting Policies

Organization and Description of Business: FT Global Capital, Inc. (the "Company"), a Georgia corporation, was organized in May 2006 and became a broker-dealer in January 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Cash: The Company maintains its bank accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered to be necessary.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):
The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as contract liabilities.

The Company recognizes investment banking revenue from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes reimbursed expense revenues from investment banking engagements upon completion of a success fee-based transaction or formal termination of an engagement. Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the Statement of Financial Condition until the transaction is completed or the engagement is formally terminated. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or formal termination of the engagement are deferred and recorded as a contract liability in the Statement of Financial Condition. As of December 31, 2021, the Company had no contract assets or contract liabilities.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $900,425 which was $868,958 in excess of its required net capital of $31,467 and its ratio of aggregate indebtedness to net capital was 0.52 to 1.00.

Note 3 - Concentration

All of accounts receivable at December 31, 2021 is due from two customers.

Note 4 - Lease Commitment

The Company leases office space under a non-cancelable operating lease with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

Maturity of the noncancelable office operating lease is as follows:

Year Ending December 31,		
2022		15,442
Total	$	15,442

Total undiscounted lease payments	$	15,442
Less imputed interest		257
Total lease liability	$	15,185

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have an initial lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Note 5 – Related Party Transactions

The Company shares office space with a sister company pursuant to a sublease agreement of its office premises. Approximately $4,642 of the due from related parties in the accompanying Statement of Financial Condition arises from this agreement.

During May 2021, the Company entered into a rent agreement with its sole stockholder expiring in January 2022 for use of office space. Approximately $1,980 of the due from related parties in the accompanying Statement of Financial Condition arises from an overpayment by the Company under this agreement.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if this arrangement did not exist.

FT GLOBAL CAPITAL, INC.
Notes to Financial Statements
December 31, 2021

Note 6 – Retirement Plan

The Company has a cash balance retirement plan which was adopted in January 2018.   The sole participant in the plan is the Company's stockholder.

The plan's funded status at December 31, 2021 is as follows:

Assets at fair value	$	565,725
Benefit obligation to fund		145,446
Vested benefit	$	711,171

The fair value of plan assets includes $138,354 of employer contributions to the cash balance retirement plan in 2021.

The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 5%.

The plan does not expect to pay any benefits during the next five fiscal years.

The Company has also adopted a 401K plan.

Note 7 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

6

Note 7 – Fair Value (continued)

Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the retirement plan assets measured at fair value as of December 31, 2021.

	Fair Value Measurements 12/31/2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Cash	$ 10,985	$ 10,985	$ -	$ -
Common Stock, publicly traded	155,319	155,319		
Exchange Traded Funds	237,042	237,042		
Mutual Funds	162,379	-	162,379	
	$ 565,725	$ 403,346	$ 162,379	$ -

Note 8 - Paycheck Protection Program loan

In May 2020, the Company borrowed $20,833 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security Act sponsored by the United States and administered by the Small Business Administration. In April 2021, the loan was forgiven in whole and recognized as revenue.

Note 9 - Economic Risks

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 10 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress, as defendant, at December 31, 2021.


Exemption Report
SEA Rule 17a-5(d)(4)


March 8, 2022

Rubio CPA, P.C.
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

We, as members of management of FT Global Capital, Inc. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving **private placement of securities and merger and acquisition transactions** throughout the year ended December 31, 2021 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Signed: _____

Name: Patrick Ko

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) FT Global Capital, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) FT Global Capital, Inc. stated that FT Global Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. FT Global Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FT Global Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release

March 30, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC